Master Tax-Exempt LLC
File Number: 811-21301
CIK Number: 1186243
For the Period Ending: 03/31/2009

Pursuant to Exemptive Order No. IC-15520 dated January 5, 1987, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Incorporated, for the year ended March 31, 2009.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

10/07/08	$44,319	State of Wisconsin Ecn	2.50%	11/03/08
10/07/08	30,000	Wisconsin St Go Ecmp	2.50	11/03/08
10/14/08	21,000	State of Wisconsin Ecn	2.25	11/12/08
11/03/08	44,319	St Of Wisconsin-Go	2.10	02/04/09
11/03/08	30,000	Wisconsin St Go Ecmp	2.25	02/04/09
11/12/08	21,000	State of Wisconsin Ecn	1.15	02/04/09